Exhibit 99.1

PDD Holdings Announces Fourth Quarter 2025 and Fiscal Year 2025 Unaudited Financial Results

DUBLIN and SHANGHAI, March 25, 2026 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the fourth quarter ended and the fiscal year ended December 31, 2025.

Fourth Quarter 2025 Highlights

•	Total revenues in the quarter were RMB123,912.2 million (US$[1]17,719.2 million), an increase of 12% from RMB110,610.1 million in the same quarter of 2024.

•	Operating profit in the quarter was RMB27,719.7 million (US$3,963.9 million), compared with RMB25,592.2 million in the same quarter of 2024. Non-GAAP[2] operating profit in the quarter was RMB29,474.1 million (US$4,214.7 million), compared with RMB27,996.5 million in the same quarter of 2024.

•	Net income attributable to ordinary shareholders in the quarter was RMB24,541.0 million (US$3,509.3 million), a decrease of 11% from RMB27,446.6 million in the same quarter of 2024. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB26,295.4 million (US$3,760.2 million), a decrease of 12% from RMB29,850.9 million in the same quarter of 2024.

"Over the past year, we stayed firmly committed to our strategic focus on high-quality development," said Mr. Lei Chen, Co-Chairman and Co-Chief Executive Officer of PDD Holdings. "We will continue to uphold our long-term philosophy, channeling greater resources into the stakeholders we serve, as we look ahead to the next decade of growth."

"2026 marks the beginning of our journey into the next decade," said Mr. Jiazhen Zhao, Co-Chairman and Co-Chief Executive Officer of PDD Holdings. "Going into this new chapter, supply chain investment is where we will place our greatest conviction. We are committed to dedicating significant resources, with an all-in mindset, to drive lasting benefits to the entire ecosystem."

"The external environment and competitive landscape are undergoing rapid changes. To meet the evolving needs of consumers, we must continually explore and make investments," said Ms. Jun Liu, VP of Finance of PDD Holdings. "These investments are firm and long-term, and will inevitably affect our financial performance."

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses and fair value change of certain investments. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Fourth Quarter 2025 Unaudited Financial Results

Total revenues were RMB123,912.2 million (US$17,719.2 million), an increase of 12% from RMB110,610.1 million in the same quarter of 2024. The increase was primarily due to the increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB60,010.1 million (US$8,581.3 million), an increase of 5% from RMB57,011.1 million in the same quarter of 2024.

•	Revenues from transaction services were RMB63,902.1 million (US$9,137.9 million), an increase of 19% from RMB53,599.0 million in the same quarter of 2024.

Total costs of revenues were RMB55,155.6 million (US$7,887.1 million), an increase of 15% from RMB47,798.4 million in the same quarter of 2024. The increase mainly came from the increased fulfilment fees, bandwidth and server costs, and payment processing fees.

Total operating expenses were RMB41,037.0 million (US$5,868.2 million), an increase of 10% from RMB37,219.5 million in the same quarter of 2024. The increase was primarily due to the increase in sales and marketing expenses.

•	Sales and marketing expenses were RMB34,352.3 million (US$4,912.3 million), compared with RMB31,356.9 million in the same quarter of 2024.

•	General and administrative expenses were RMB1,689.7 million (US$241.6 million), compared with RMB2,085.4 million in the same quarter of 2024.

•	Research and development expenses were RMB4,994.9 million (US$714.3 million), compared with RMB3,777.2 million in the same quarter of 2024.

Operating profit in the quarter was RMB27,719.7 million (US$3,963.9 million), compared with RMB25,592.2 million in the same quarter of 2024. Non-GAAP operating profit in the quarter was RMB29,474,1 million (US$4,214.7 million), compared with RMB27,996.5 million in the same quarter of 2024.

Net income attributable to ordinary shareholders in the quarter was RMB24,541.0 million (US$3,509.3 million), a decrease of 11% from RMB27,446.6 million in the same quarter of 2024. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB26,295.4 million (US$3,760.2 million), a decrease of 12% from RMB29,850.9 million in the same quarter of 2024.

Basic earnings per ADS was RMB17.50 (US$2.50) and diluted earnings per ADS was RMB16.51 (US$2.36), compared with basic earnings per ADS of RMB19.76 and diluted earnings per ADS of RMB18.53 in the same quarter of 2024. Non-GAAP diluted earnings per ADS was RMB17.69 (US$2.53), compared with RMB20.15 in the same quarter of 2024.

Net cash generated from operating activities was RMB24,119.5 million (US$3,449.0 million), compared with RMB29,547.2 million in the same quarter of 2024.

Cash, cash equivalents and short-term investments were RMB422.3 billion (US$60.4 billion) as of December 31, 2025, compared with RMB331.6 billion as of December 31, 2024.

Other non-current assets were RMB104.7 billion (US$15.0 billion) as of December 31, 2025, compared with RMB83.4 billion as of December 31, 2024, which mainly included time deposits, held-to-maturity debt securities, and available-for-sale debt securities.

Fiscal Year 2025 Unaudited Financial Results

Total revenues were RMB431,845.7 million (US$61,753.1 million), an increase of 10% from RMB393,836.1 million in 2024. The increase was primarily due to the increase in revenues from online marketing services and transaction services.

•	Revenues from online marketing services and others were RMB217,783.0 million (US$31,142.6 million), an increase of 10% from RMB197,934.2 million in 2024.

•	Revenues from transaction services were RMB214,062.7 million (US$30,610.6 million), an increase of 9% from RMB195,901.9 million in 2024.

Total costs of revenues were RMB188,801.8 million (US$26,998.3 million), an increase of 23% from RMB153,900.4 million in 2024. The increase mainly came from the increased fulfilment fees, bandwidth and server costs, and payment processing fees.

Total operating expenses were RMB148,419.9 million (US$21,223.8 million), an increase of 13% from RMB131,512.9 million in 2024. The increase was primarily due to the increase in sales and marketing expenses.

•	Sales and marketing expenses were RMB125,287.9 million (US$17,915.9 million), an increase of 13% from RMB111,300.5 million in 2024, mainly due to the increased spending in promotion and advertising activities.

•	General and administrative expenses were RMB6,635.8 million (US$948.9 million), compared with RMB7,553.0 million in 2024.

•	Research and development expenses were RMB16,496.2 million (US$2,358.9 million), an increase of 30% from RMB12,659.4 million in 2024, primarily due to the increase in staff related costs, and bandwidth and server costs.

Operating profit was RMB94,624.1 million (US$13,531.1 million), a decrease of 13% from RMB108,422.9 million in 2024. Non-GAAP operating profit was RMB102,561.0 million (US$14,666.0 million), a decrease of 13% from RMB118,306.4 million in 2024.

Net income attributable to ordinary shareholders was RMB99,364.5 million (US$14,208.9 million), a decrease of 12% from RMB112,434.5 million in 2024. Non-GAAP net income attributable to ordinary shareholders was RMB107,301.4 million (US$15,343.9 million), a decrease of 12% from RMB122,343.6 million in 2024.

Basic earnings per ADS was RMB71.09 (US$10.17) and diluted earnings per ADS was RMB67.03 (US$9.59), compared with basic earnings per ADS of RMB81.24 and diluted earnings per ADS of RMB76.01 in 2024. Non-GAAP diluted earnings per ADS was RMB72.38 (US$10.36), compared with RMB82.71 in 2024.

Net cash generated from operating activities was RMB106,938.7 million (US$15,292.0 million), compared with RMB121,929.3 million in 2024, mainly due to the decrease in net income.

Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on March 25, 2026 (11:30 AM GMT and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non- GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share, and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses and fair value change of certain investments.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and fair value change of certain investments, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	57,768,053	108,900,587	15,572,577
Restricted cash	68,426,368	73,830,824	10,557,667
Receivables from online payment platforms	3,679,309	5,109,129	730,596
Short-term investments	273,791,856	313,407,682	44,816,702
Amounts due from related parties	7,569,180	10,205,128	1,459,314
Prepayments and other current assets	4,413,466	7,526,542	1,076,280
Total current assets	415,648,232	518,979,892	74,213,136

Non-current assets
Property, equipment and software, net	879,327	1,306,044	186,762
Intangible assets	19,170	15,387	2,200
Right-of-use assets	5,064,351	4,863,332	695,447
Deferred tax assets	15,998	171,959	24,590
Other non-current assets	83,407,238	104,707,713	14,973,004
Total non-current assets	89,386,084	111,064,435	15,882,003
Total Assets	505,034,316	630,044,327	90,095,139

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB (Unaudited)	US$ (Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	801,859	1,086,540	155,373
Customer advances and deferred revenues	2,947,041	3,378,789	483,160
Payable to merchants	91,655,947	107,407,160	15,359,020
Accrued expenses and other liabilities	69,141,831	80,135,909	11,459,282
Merchant deposits	16,460,600	17,708,197	2,532,238
Convertible bonds, current portion	5,309,597	-	-
Lease liabilities	2,105,978	2,498,643	357,301
Total current liabilities	188,422,853	212,215,238	30,346,374

Non-current liabilities
Lease liabilities	3,191,565	2,880,152	411,856
Deferred tax liabilities	106,774	41,851	5,985
Total non-current liabilities	3,298,339	2,922,003	417,841
Total Liabilities	191,721,192	215,137,241	30,764,215

Shareholders’ equity
Ordinary shares	180	182	26
Additional paid-in capital	117,829,308	125,767,661	17,984,536
Statutory reserves	237,680	1,338,261	191,369
Accumulated other comprehensive income	7,824,545	2,115,683	302,539
Retained earnings	187,421,411	285,685,299	40,852,454
Total Shareholders’ Equity	313,313,124	414,907,086	59,330,924

Total Liabilities and Shareholders’ Equity	505,034,316	630,044,327	90,095,139

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues	110,610,106	123,912,194	17,719,208	393,836,097	431,845,713	61,753,116
Costs of revenues	(47,798,376)	(55,155,561)	(7,887,140)	(153,900,374)	(188,801,753)	(26,998,292)

Sales and marketing expenses	(31,356,941)	(34,352,348)	(4,912,320)	(111,300,533)	(125,287,932)	(17,915,936)
General and administrative expenses	(2,085,396)	(1,689,726)	(241,628)	(7,552,967)	(6,635,803)	(948,907)
Research and development expenses	(3,777,178)	(4,994,884)	(714,259)	(12,659,361)	(16,496,164)	(2,358,920)
Total operating expenses	(37,219,515)	(41,036,958)	(5,868,207)	(131,512,861)	(148,419,899)	(21,223,763)

Operating profit	25,592,215	27,719,675	3,963,861	108,422,862	94,624,061	13,531,061

Interest and investment income, net	5,233,232	6,372,854	911,306	20,553,493	25,583,848	3,658,442
Foreign exchange gain/(loss)	860,526	(659,932)	(94,369)	587,866	(1,966,622)	(281,223)
Other income/(loss), net	726,735	(605,083)	(86,526)	3,119,847	2,726,933	389,946

Profit before income tax and share of results of equity investees	32,412,708	32,827,514	4,694,272	132,684,068	120,968,220	17,298,226
Share of results of equity investees	116,725	159,801	22,851	17,225	129,005	18,447
Income tax expenses	(5,082,796)	(8,446,316)	(1,207,807)	(20,266,781)	(21,732,756)	(3,107,743)
Net income	27,446,637	24,540,999	3,509,316	112,434,512	99,364,469	14,208,930

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net income	27,446,637	24,540,999	3,509,316	112,434,512	99,364,469	14,208,930
Net income attributable to ordinary shareholders	27,446,637	24,540,999	3,509,316	112,434,512	99,364,469	14,208,930

Earnings per ordinary share:
-Basic	4.94	4.37	0.63	20.31	17.77	2.54
-Diluted	4.63	4.13	0.59	19.00	16.76	2.40

Earnings per ADS (4 ordinary shares equals 1 ADS):
-Basic	19.76	17.50	2.50	81.24	71.09	10.17
-Diluted	18.53	16.51	2.36	76.01	67.03	9.59

Weighted-average number of outstanding ordinary shares (in thousands):
-Basic	5,556,776	5,610,358	5,610,358	5,536,049	5,590,930	5,590,930
-Diluted	5,925,278	5,946,787	5,946,787	5,916,592	5,929,576	5,929,576

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	57,011,061	60,010,065	8,581,325	197,934,192	217,783,028	31,142,559
- Transaction services	53,599,045	63,902,129	9,137,883	195,901,905	214,062,685	30,610,557
Total	110,610,106	123,912,194	17,719,208	393,836,097	431,845,713	61,753,116

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	312,776	45,104	6,450	412,721	248,210	35,494
Sales and marketing expenses	256,314	352,963	50,473	2,216,792	2,000,790	286,109
General and administrative expenses	1,087,472	782,513	111,897	4,742,816	3,430,903	490,613
Research and development expenses	747,693	573,844	82,059	2,511,235	2,257,068	322,756
Total	2,404,255	1,754,424	250,879	9,883,564	7,936,971	1,134,972

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net cash generated from operating activities	29,547,160	24,119,546	3,449,049	121,929,292	106,938,690	15,292,029
Net cash (used in)/generated from investing activities	(30,545,257)	1,538,248	219,967	(118,356,036)	(43,423,236)	(6,209,441)
Net cash generated from/(used in) financing activities	274	(5,228,476)	(747,662)	1,164	(5,227,353)	(747,502)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,503,749	(1,087,377)	(155,493)	840,096	(1,751,111)	(250,404)

Increase in cash, cash equivalents and restricted cash	505,926	19,341,941	2,765,861	4,414,516	56,536,990	8,084,682
Cash, cash equivalents and restricted cash at beginning of period/year	125,688,495	163,389,470	23,364,383	121,779,905	126,194,421	18,045,562
Cash, cash equivalents and restricted cash at end of period/year	126,194,421	182,731,411	26,130,244	126,194,421	182,731,411	26,130,244

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Operating profit	25,592,215	27,719,675	3,963,861	108,422,862	94,624,061	13,531,061
Add: Share-based compensation expenses	2,404,255	1,754,424	250,879	9,883,564	7,936,971	1,134,972
Non-GAAP operating profit	27,996,470	29,474,099	4,214,740	118,306,426	102,561,032	14,666,033

Net income attributable to ordinary shareholders	27,446,637	24,540,999	3,509,316	112,434,512	99,364,469	14,208,930
Add: Share-based compensation expenses	2,404,255	1,754,424	250,879	9,883,564	7,936,971	1,134,972
Add: Loss from fair value change of certain investments	29	-	-	25,485	-	-
Non-GAAP net income attributable to ordinary shareholders	29,850,921	26,295,423	3,760,195	122,343,561	107,301,440	15,343,902

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,925,278	5,946,787	5,946,787	5,916,592	5,929,576	5,929,576
Diluted earnings per ordinary share	4.63	4.13	0.59	19.00	16.76	2.40
Add: Non-GAAP adjustments to earnings per ordinary share	0.41	0.29	0.04	1.68	1.34	0.19
Non-GAAP diluted earnings per ordinary share	5.04	4.42	0.63	20.68	18.10	2.59
Non-GAAP diluted earnings per ADS	20.15	17.69	2.53	82.71	72.38	10.36